0/18

04045727

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jamaica Broilers Group

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3720 FISCAL YEAR 5-1-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 10/26/04

82-3720

PRICEWATERHOUSECOOPERS

JAMAICA BROILERS GROUP LIMITED

Financial Statements
1 May 2004

ARIS
5-1-04

Jamaica Broilers Group Limited
Index
1 May 2004

Page

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Scotiabank Centre
Duke Street
Box 372
Kingston Jamaica
Telephone (876) 922 6230
Facsimile (876) 922 7581

29 July 2004

To the Members of
Jamaica Broilers Group Limited
Kingston

Auditors' Report

We have audited the financial statements set out on pages 1 to 47 and have received all the information and explanations which we considered necessary. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain subsidiaries resident outside of Jamaica, which reflect revenues outside the group of $364,815,000 and $282,778,000 for the years ended 1 May 2004 and 3 May 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries is based solely on the reports of the other auditors.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the auditors of those subsidiaries not audited by us, proper accounting records have been kept and the financial statements, which are in agreement therewith, give a true and fair view of the state of affairs of the Group and the company as at 1 May 2004 and of the results of operations, changes in stockholders' equity of the Group and the company and cash flows of the Group for the year then ended, and have been prepared in accordance with International Financial Reporting Standards and comply with the provisions of the Jamaican Companies Act.

PricewaterhouseCoopers

Chartered Accountants
Kingston, Jamaica

Jamaica Broilers Group Limited
Group Profit and Loss Account
Year ended 1 May 2004

	Note	1 May 2004 $'000	Restated 3 May 2003 $'000
Revenue	3	8,173,181	6,870,743
Cost of sales		(6,008,011)	(5,281,168)
Gross Profit		2,165,170	1,589,575
Other operating income	4	38,452	116,870
Distribution costs		(225,506)	(282,982)
Administrative and other expenses		(1,332,577)	(1,103,229)
Operating Profit	5	645,539	320,234
Finance costs	7	(39,258)	(87,042)
Share of results of associated companies		-	101,885
Profit before Taxation		606,281	335,077
Taxation	8	(144,971)	23,249
Profit after Taxation		461,310	358,326
Minority interest in results of subsidiaries		-	(5,145)
Net Profit Attributable to Stockholders of Holding Company		461,310	353,181
Dealt with in the financial statements of:			
Holding company		277,354	133,364
Subsidiaries	14	183,956	145,423
Associated companies		-	74,394
		Cents	Cents
Earnings Per Stock Unit	9	38.47	29.45

Jamaica Broilers Group Limited

Group Balance Sheet

1 May 2004

	Note	1 May 2004 $'000	Restated 3 May 2003 $'000
Non-Current Assets			
Property, plant and equipment	10	1,725,011	1,641,253
Investment properties	11	46,087	46,999
Goodwill	12	-	10,254
Investments	13	679,811	124,784
Deferred income taxes	15	25,799	31,553
Retirement benefit asset	16	153,300	144,300
Current Assets			
Inventories	17	813,326	803,177
Biological assets	18	414,859	271,465
Accounts receivable	19	648,130	1,032,208
Affiliates	20(a)	19,244	-
Taxation recoverable		822	778
Cash and short term investments	21	500,580	285,096
		2,396,961	2,392,724
Current Liabilities			
Accounts payable	22	898,970	706,568
Affiliates	20(a)	-	691
Taxation payable		92,471	48,317
Dividends payable	24	53,967	30,839
Borrowings	25	765,643	501,322
		1,811,051	1,287,737
Net Current Assets		585,910	1,104,987
		3,215,918	3,104,130
Stockholders' Equity			
Share capital	26	599,638	513,976
Capital reserve	27	858,631	838,971
Retained earnings		1,189,932	948,957
		2,648,201	2,301,904
Non-Current Liabilities			
Borrowings	25	212,834	501,563
Deferred income taxes	15	342,938	288,918
Post-retirement obligation	16	6,800	6,600
Minority interest		5,145	5,145
		3,215,918	3,104,130

Approved for issue by the Board on 29 July 2004 and signed on its behalf by:

....

R. Danvers Williams Director Christopher Levy Director

Jamaica Broilers Group Limited

Group Statement of Changes in Stockholders' Equity

Year ended 1 May 2004

	Note	Number of Shares	Share Capital	Capital Reserve	Retained Earnings	Total
		'000	$'000	$'000	$'000	$'000
Balance at 28 April 2002, as restated	32 (a)	856,626	428,313	787,785	746,395	1,962,493
Unrealised losses on available-for-sale securities, net of taxes		-	-	(222)	-	(222)
Translation gain	27	-	-	51,408	-	51,408
Net gains not recognised in profit and loss account		-	-	51,186	-	51,186
Bonus issue of shares		171,326	85,663	-	(85,663)	-
Net profit, restated	32 (e)	-	-	-	353,181	353,181
Dividends relating to 2003		-	-	-	(64,956)	(64,956)
Balance at 3 May 2003, as restated	32 (c)	1,027,952	513,976	838,971	948,957	2,301,904
Unrealised gains on available-for-sale securities, net of taxes		-	-	3,849	-	3,849
Write back of deferred tax on sale of property		-	-	873	-	873
Translation gain	27	-	-	6,189	-	6,189
Net gains not recognised in profit and loss account		-	-	10,911	-	10,911
Bonus issue of shares	26	171,325	85,662		(85,662)	-
Transfer to reserves		-	-	8,749	(8,749)	-
Net profit		-	-	-	461,310	461,310
Dividends relating to 2004		-	-	-	(125,924)	(125,924)
Balance at 1 May 2004		1,199,277	599,638	858,631	1,189,932	2,648,201

Jamaica Broilers Group Limited

Group Statement of Cash Flows

Year ended 1 May 2004

	1 May 2004 $'000	Restated 3 May 2003 $'000
CASH RESOURCES WERE PROVIDED BY/(USED IN):		
Operating Activities		
Net profit	461,310	353,181
Adjustments for:		
Impairment write-off/amortisation of goodwill	10,254	1,139
Depreciation	181,910	187,292
Loss/(gain) on disposal of property, plant and equipment	18,329	(11,648)
Gain on disposal of investment properties	(5,993)	-
Profit on disposal of investment	-	(82,503)
Minority interest	-	5,145
Share of losses of limited partnership	-	5,875
Unremitted profit in associated companies	-	(74,394)
Change in retirement benefit asset and post-retirement obligations	(8,800)	92,800
Taxation expense	144,971	(23,249)
Interest income	(85,942)	(20,361)
Unrealised foreign exchange losses	9,066	53,148
Interest expense	114,813	92,755
	839,918	579,180
Changes in operating assets and liabilities:		
Inventories	(10,149)	(166,897)
Biological assets	(143,394)	47,297
Accounts receivable	417,231	(378,703)
Affiliates	(19,935)	13,890
Accounts payable	192,011	59,120
Purchase of Aqualapia Limited	-	10,536
Translation gain on working capital of foreign subsidiaries	8,090	29,023
	1,283,772	193,446
Taxation paid	(40,214)	(58,298)
Cash provided by operating activities	1,243,558	135,148

Jamaica Broilers Group Limited

Group Statement of Cash Flows (Continued)

Year ended 1 May 2004

	1 May 2004 $'000	Restated 3 May 2003 $'000
Cash Provided by Operating Activities (Page 4)	1,243,558	135,148
Financing Activities		
Long term loans, net	(45,611)	(10,097)
Interest paid	(114,422)	(92,312)
Dividends paid	(102,796)	(68,382)
Cash used in financing activities	(262,829)	(170,791)
Investing Activities		
Purchase of property, plant and equipment	(300,845)	(194,583)
Proceeds from disposal of property, plant and equipment	20,397	38,834
Proceeds from disposal of investment properties	7,560	-
Purchase of investment property	(1,302)	-
Purchase of investments	(671,548)	(120,370)
Proceeds from sale of investment	120,370	354,179
Purchase of Aqualapia Limited	-	(32,459)
Interest received	52,789	17,670
Cash (used in)/provided by investing activities	(772,579)	63,271
Increase in net cash and cash equivalents	208,150	27,628
Effect of changes in exchange rates on cash and cash equivalents	2,921	3,329
Net cash and cash equivalents at beginning of year	(40,912)	(71,869)
NET CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 23)	170,159	(40,912)

Jamaica Broilers Group Limited
Company Balance Sheet
1 May 2004

	Note	1 May 2004 $'000	Restated 3 May 2003 $'000
Non-Current Assets			
Property, plant and equipment	10	1,177,352	1,101,295
Investment properties	11	42,229	42,797
Investments	13	609,769	123,982
Interest in subsidiaries	14	1,305,370	1,113,368
Retirement benefit asset	16	129,600	121,400
Current Assets			
Inventories	17	684,629	659,635
Biological assets	18	221,489	153,813
Accounts receivable	19	481,734	871,632
Affiliates	20(a)	19,244	-
Cash and short term investments	21	460,697	198,358
		1,867,793	1,883,438
Current Liabilities			
Accounts payable	22	751,537	573,688
Affiliates	20(a)	-	691
Taxation payable		91,201	45,915
Subsidiaries		384,880	313,034
Dividends payable	24	53,967	30,839
Borrowings	25	754,398	445,685
		2,035,983	1,409,852
Net Current (Liabilities)/Assets		(168,190)	473,586
		3,096,130	2,976,428
Stockholders' Equity			
Share capital	26	599,638	513,976
Capital reserve	27	858,631	838,971
Retained earnings		1,189,932	948,957
		2,648,201	2,301,904
Non-Current Liabilities			
Borrowings	25	162,275	443,306
Deferred income taxes	15	280,054	225,718
Post-retirement obligation	16	5,600	5,500
		3,096,130	2,976,428

Approved for issue by the Board of Directors on 29 July 2004 and signed on its behalf by:

....

R. Danvers Williams Director Christopher Levy Director

Jamaica Broilers Group Limited

Company Statement of Changes in Stockholders' Equity

Year ended 1 May 2004

	Note	Number of Shares	Share Capital	Capital Reserve	Retained Earnings	Total
		'000	$'000	$'000	$'000	$'000
Balance at 28 April 2002, as restated	32 (b)	856,626	428,313	787,785	746,395	1,962,493
Unrealised losses on available-for-sale securities, net of taxes		-	-	(222)	-	(222)
Translation gain	27	-	-	51,408	-	51,408
Net gains not recognised in profit and loss account		-	-	51,186	-	51,186
Bonus issue of shares		171,326	85,663	-	(85,663)	-
Net profit, restated	32 (e)	-	-	-	353,181	353,181
Dividends relating to 2003		-	-	-	(64,956)	(64,956)
Balance at 3 May 2003, as restated	32 (d)	1,027,952	513,976	838,971	948,957	2,301,904
Unrealised gains on available-for-sale securities, net of taxes		-	-	3,849	-	3,849
Write back of deferred tax on sale of property		-	-	873	-	873
Translation gain	27	-	-	6,189	-	6,189
Net gains not recognised in profit and loss account		-	-	10,911	-	10,911
Bonus issue of shares	26	171,325	85,662		(85,662)	-
Transfer to reserves		-	-	8,749	(8,749)	-
Net profit		-	-	-	461,310	461,310
Dividends relating to 2004		-	-	-	(125,924)	(125,924)
Balance at 1 May 2004		1,199,277	599,638	858,631	1,189,932	2,648,201

1. Identification

Jamaica Broilers Group Limited (the company) is a company limited by shares, incorporated and domiciled in Jamaica. Its registered office is located at Content, McCooks Pen, St. Catherine.

The principal activities of the company, its subsidiaries and its associated company (the Group) include the production and distribution of chicken, beef, fish, animal feeds and agricultural items (Note 2(b)).

The company is listed on the Jamaica Stock Exchange.

All amounts in these financial statements are stated in Jamaican dollars except where otherwise noted.

2. Significant Accounting Policies

(a) Basis of preparation

Jamaica adopted International Financial Reporting Standards (IFRS) as its national accounting standards for accounting periods beginning on or after 1 July 2002. The financial statements for the year ended 1 May 2004 have therefore been prepared in accordance with IFRS and comparative information has been restated to conform with the provisions of IFRS. The Group has opted for early adoption of IFRS 1, First-time Adoption of IFRS and has applied the provisions of that standard in the preparation of these financial statements. The effects of adopting IFRS on the stockholders' equity and net profit as previously reported are detailed in Note 32.

These financial statements have been prepared in accordance with and comply with International Financial Reporting Standards, and have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investment securities, investment properties and certain property, plant and equipment.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Consolidation

(i) Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated on a line-by-line basis.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

Inter-company transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Jamaica Broilers Group Limited

Notes to the Financial Statements

1 May 2004

2. Significant Accounting Policies

(b) Consolidation (Continued)

(i) Subsidiaries (Continued)

The group financial statements include the financial statements of the company's operating divisions, subsidiaries and associated company as follows:

	Principal Activities	% Ownership at 1 May 2004
Resident in Jamaica:		
Operating divisions		
Best Dressed Chicken	Poultry production and feed milling	100
Best Dressed Foods	Distributors of chicken, beef and fish	100
Content Agricultural Products	Beef production	100
Hi-Pro Farm Supplies	Feed sales / retailers of farming equipment and supplies	100
Jamaica Eggs Services	Pullet production	100
Subsidiaries		
Aquaculture Jamaica Limited and its wholly owned subsidiaries:	Fish farming	100
Aqualapia Limited	Fish farming	100
Jamaica Freshwater Snapper Limited	Fish farming	100
T.Hart Farms Limited	Fish farming	100
Content Agricultural Products Limited	Property rental	100
Energy Associates Limited	Holding and investment company	100
Jabexco Limited	Non-trading	100
Jamaica Eggs Limited	Property rental	100
Jamaica Poultry Breeders Limited	Hatching egg production	100
Levy Industries Limited and its subsidiaries:	Property rental	100
Caribbean Asbestos Products Limited	Non-trading	91
Caribbean Industrial Equipment Limited	Non-trading	91
Master Blend Feeds Limited	Property rental	100
West Indies Nutritional Corporation Limited	Manufacturers and distributors of feed ingredients	100
Best Dressed Chicken Limited	Non-trading	100
J. B. Trading Limited	Non-trading	100
Trafalgar Agriculture Development Limited	Non-trading	100

	Principal Activities	% Ownership at 1 May 2004
Resident outside of Jamaica:		
Atlantic United Insurance Company Limted, Cayman	Insurance	100
International Poultry Breeders LLC, U.S.A.	Hatching egg production	90
Jabexco Cayman Limited, Cayman	Non-trading	40
JBG (UK) Limited and its associated company:	Holding company	100
JPH Investments Limited, U.K.	Investment company	50
Wincorp International, Inc., U.S.A. and its subsidiary:	Procurers and distributors of agricultural and industrial supplies	100
Consolidated Freight and Shipping, Inc., U.S.A.	Ocean freight consolidator	100

Jabexco Cayman Limited is consolidated in these financial statements on the basis of significant control exercised by Jamaica Broilers Group Limited over the financial and operating policies of the company by virtue of an agreement with other investors.

2. Significant Accounting Policies

(b) Consolidation (Continued)

(ii) Associates

Investments in associates are accounted for by the equity method of accounting. Under this method, the company's share of the post-acquisition profits or losses of associates is recognised in the profit and loss account and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the company's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(c) Equity accounting

The financial statements of the holding company have been prepared on the equity basis whereby its share of the post acquisition changes in the net assets of subsidiaries and associated companies is recognised as an increase or decrease in investment and retained earnings and reserves.

(d) Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Foreign currency translation

Foreign currency transactions are accounted for at the exchange rates prevailing at the dates of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated using the closing exchange rate. Exchange differences resulting from the settlement of transactions at rates different from those at the dates of the transactions, and unrealised foreign exchange differences on unsettled foreign currency monetary assets and liabilities are recognised in the profit and loss account.

Assets and liabilities of foreign subsidiaries are translated at exchange rates at the balance sheet date, while profit and loss account and cash flow items are translated at average rates over the year. Differences resulting from the use of these different exchange rates are reflected in capital reserves.

2. Significant Accounting Policies (Continued)

(f) Property, plant and equipment

Buildings, plant and equipment are recorded at cost or deemed cost, less accumulated depreciation. Under IFRS 1, a first time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at or before the date of transition to IFRS as its deemed cost. The Group has elected to apply this provision. All other property, plant and equipment, except land, are carried at historical cost less accumulated depreciation. Land is carried at deemed cost and is not depreciated.

Depreciation is calculated on the straight line basis at such rates as will write off the carrying value of the assets over the period of their expected useful lives. The expected useful lives are as follows:

Freehold buildings	11 - 100 years
Leasehold property	Life of lease
Machinery and equipment	4 – 33 years
Furniture and fixtures	10 years
Motor vehicles	3 – 5 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining profit.

Repairs and maintenance expenditure is charged to the profit and loss account during the financial period in which it is incurred.

(g) Investment properties

Investment properties are held for long-term rental yields and are not occupied by the Group. Investment properties are treated as long-term investments and are carried at deemed cost less accumulated depreciation. Freehold buildings are depreciated on the straight line basis over their expected useful lives of 11-100 years.

(h) Goodwill

Goodwill arising on consolidation is amortised over its economic useful life, estimated to be 10 years. Goodwill is subject to annual impairment tests and is written off if impaired.

(i) Impairment of non-current assets

Property, plant and equipment and other non-current assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the greater of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which separate cash flows can be identified.

2. Significant Accounting Policies (Continued)

(j) Investments

Investments are classified into the following categories: available-for-sale securities and held-to-maturity investments. Management determines the appropriate classification of investments at the time of purchase.

Available-for-sale securities are those intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or market prices. They are initially recognised at cost, which includes transaction costs, and subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. Unrealised gains and losses arising from changes in fair value of available-for-sale securities are recognised in stockholders' equity. When the securities are disposed of or impaired, the related accumulated unrealised gains or losses included in stockholders' equity are transferred to the profit and loss account.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of investments are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. The cost of purchase includes transaction costs. Unquoted securities are recorded initially at cost , and are subsequently measured at fair value. Equity securities for which fair values cannot be measured reliably are recognised at cost, less a provision for impairment.

Investments in subsidiaries are stated in the company's financial statements at fair value, which is determined on the basis of the company's share of post-acquisition changes in the net assets of the subsidiaries.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined as follows:

(i) Processed broilers, beef and fish at accumulated cost of growing and processing, or landed cost.

(ii) Finished feeds and fertilisers at cost of production.

(iii) All other items of inventory at landed cost or purchase price.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of selling expenses.

(l) Biological assets

Biological assets which include fish, cattle, flocks in field together with breeder and layer flocks and pullets are stated at cost as no reliable measure for determining fair value has been identified. Cost is determined as the accumulated cost of livestock, feed medication, and in respect of breeder flocks, accumulated production costs.

2. **Significant Accounting Policies (Continued)**

(m) Trade receivables

Trade receivables are carried at anticipated realisable value. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying value and the present value of estimated future cash flows, discounted at the market rate of interest for similar borrowings. The amount of the provision is recognised in the profit and loss account.

(n) Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash at bank and in hand, short term deposits and investments with original maturity dates of ninety days or less, net of short term loans and bank overdrafts. Cash and cash equivalents are carried at cost in the balance sheet.

(o) Borrowings

Borrowings are recognised initially at proceeds received. Borrowings are subsequently stated at amortised cost using the effective yield method. Any difference between proceeds and the redemption value is recognised in the profit and loss account over the period of the borrowings.

(p) Taxation

Taxation on the profit or loss for the year comprises current and deferred tax. Current and deferred taxes are recognised as income tax expense or benefit in the profit and loss account except, where they relate to items recorded in stockholders' equity, they are also charged or credited to stockholders' equity.

(i) Current taxation

Current tax is the expected taxation payable on the taxable income for the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable and tax losses in respect of previous years.

(ii) Deferred income taxes

Deferred tax liabilities are recognised for temporary differences between the carrying amounts of assets and liabilities and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax assets are recognised for temporary differences which will result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled based on enacted rates.

Current and deferred tax assets and liabilities are offset when they arise from the same taxable entity, relate to the same Tax Authority and when the legal right of offset exists.

2. Significant Accounting Policies (Continued)

(q) Employee benefits (Continued)

(iii) Other post-retirement benefits
The Group also provides supplementary medical and life insurance benefits to qualifying employees upon retirement. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually by qualified actuaries.

(iv) Profit-sharing and bonus plans
The Group recognises a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's stockholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Where amounts determined are insignificant, they are included in accounts payable.

(s) Leases

As lessee -
Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognised at the inception of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments. Each lease payment is allocated between the liability and interest charges so as to produce a constant rate of charge on the lease obligation. The interest element of the lease payments is charged to the profit and loss account over the lease period.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under operating leases are charged to the profit and loss account on a straight-line basis over the period of the lease.

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

3. Segmental Financial Information (Continued)

	2004					
	Poultry Operations $'000	Feed and Farm Supplies $'000	Fish Operations $'000	Other $'000	Eliminations $'000	Group $'000
External revenues	4,597,825	2,458,585	293,745	823,026	-	8,173,181
Revenue from other segments	20,969	134,358	-	682,498	(837,825)	-
Total revenue	4,618,794	2,592,943	293,745	1,505,524	(837,825)	8,173,181
Segment result	741,054	318,292	(68,606)	191,192	(386)	1,181,546
Unallocated corporate expenses						(536,007)
Operating profit						645,539
Finance costs, net						(39,258)
Profit before tax						606,281
Income tax expense						(144,971)
Net profit						461,310
Segment assets	3,231,235	712,868	340,819	1,698,390	(2,437,873)	3,545,439
Unallocated corporate assets						1,481,530
Total assets						5,026,969
Segment liabilities	(2,082,839)	(435,641)	(252,903)	(347,507)	2,466,205	(652,685)
Unallocated corporate liabilities						(1,726,083)
Total liabilities						(2,378,768)
Other segment items-						
Capital expenditure	196,272	30,375	41,525	33,975	-	302,147
Depreciation	129,802	16,659	18,599	16,282	-	181,342
Unallocated depreciation						568
Total depreciation						181,910

Jamaica Broilers Group Limited

Notes to the Financial Statements

1 May 2004

3. Segmental Financial Information (Continued)

	2003					
	Poultry Operations $'000	**Feed and Farm Supplies $'000**	**Fish Operations $'000**	**Other $'000**	**Eliminations $'000**	**Group $'000**
External revenues	3,840,472	1,956,566	380,392	693,313	-	6,870,743
Revenue from other segments	16,388	1,450,350	-	595,483	(2,062,221)	-
Total revenue	3,856,860	3,406,916	380,392	1,288,796	(2,062,221)	6,870,743
Segment result	522,073	132,739	(100,074)	94,449	3,885	653,072
Unallocated corporate expenses						(332,838)
Operating profit						320,234
Finance costs, net						(87,042)
Share of results of associated companies						101,885
Profit before tax						335,077
Income tax credit						23,249
Net profit						358,326
Minority interest						(5,145)
Net profit attributable to stockholders						353,181
Segment assets	3,068,598	786,903	281,279	1,178,904	(2,000,800)	3,314,884
Unallocated corporate assets						1,076,983
Total assets						4,391,867
Segment liabilities	(1,728,014)	(176,366)	(225,637)	(351,525)	1,999,817	(481,725)
Unallocated corporate liabilities						(1,608,238)
Total liabilities						(2,089,963)
Other segment items-						
Capital expenditure	172,475	6,162	10,804	5,142	-	194,583
Depreciation	136,489	5,384	18,364	26,487	-	186,724
Unallocated depreciation						568
Total depreciation						187,292

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

4. Other Operating Income

	1 May 2004 $'000	3 May 2003 $'000
Restructuring costs	-	(9,789)
Profit on disposal of investment in associated company	-	82,503
Profit on disposal of assets of subsidiary	-	10,292
Other	38,452	33,864
	38,452	116,870

Restructuring costs arise as a consequence of the implementation of a restructuring and reorganisation programme throughout the Group which resulted in certain positions being made redundant in the prior year.

5. Operating Profit

The following have been charged/(credited) in arriving at operating profit:

	1 May 2004 $'000	3 May 2003 $'000
Auditors' remuneration		
Current year	8,442	9,924
Prior year	-	1,205
Depreciation	181,910	187,292
Directors' emoluments -		
Fees	2,880	3,720
Management remuneration (included in staff costs)	36,176	37,598
Loss/(gain) on disposal of property, plant and equipment	18,329	(11,648)
Gain on disposal of investment properties	(5,993)	-
Operating lease expense	19,022	17,780
Staff costs (Note 6)	1,028,455	960,991

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

6. Staff Costs

	1 May 2004 $'000	3 May 2003 $'000
Wages, salaries and contractors' costs	873,187	792,858
Statutory contributions	46,032	44,580
Pension costs – defined contribution plan	1,431	1,433
Pension costs – defined benefit plan (Note 16)	13,000	12,700
Other post-retirement benefits (Note 16)	900	700
Termination costs	6,703	9,789
Other	87,202	98,931
	1,028,455	960,991

The number of persons employed by the Group at the year end were as follows:

	1 May 2004 No.	3 May 2003 No.
Full-time	254	300
Part-time	52	17
Contractors and their employees	1,212	1,143
	1,518	1,460

7. Finance Costs

	1 May 2004 $'000	3 May 2003 $'000
Interest and other investment income	85,942	20,361
Foreign exchange losses	(10,387)	(14,648)
Interest expense		
Bank borrowings	(113,227)	(89,690)
Finance leases	(1,586)	(3,065)
	(39,258)	(87,042)

8. Taxation

(a) The egg production operation of Jamaica Poultry Breeders Limited was relieved from income tax until 1989 by virtue of the provisions of the Industrial Incentives Act. With effect from 1990, the egg production and crop growing operations were relieved from income tax for ten years under the provisions of the Income Tax (Approved Farmers) Act. A further five-year period of relief was granted in 2000 by the Ministry of Agriculture.

Subject to agreement with the Taxpayer Audit and Assessment Department, profits in the holding and subsidiary companies that are available for distribution to stockholders resident in Jamaica, without deduction of income tax, amount to approximately $179,594,000.

(b) Taxation is based on the profit for the year adjusted for tax purposes and comprises:

	1 May 2004 $'000	3 May 2003 $'000
Income tax at 33 1/3%	107,993	79,016
Tax credit on bonus issue	-	(21,500)
Adjustment to prior year provision	(23,669)	(6,065)
Associated companies	-	27,491
Deferred taxation (Note 15)	60,647	(102,191)
	144,971	(23,249)

The tax on the Group's profit differs from the theoretical amount that would arise using the applicable tax rate of 33⅓%, as follows:

	1 May 2004 $'000	3 May 2003 $'000
Profit before taxation	606,281	335,077
Tax calculated at a tax rate of 33⅓%	202,094	111,692
Adjusted for the effects of:		
Tax credit on bonus issue of shares	-	(21,500)
Income not subject to tax	(76,087)	(54,637)
Adjustment to prior year provision	(23,669)	(6,065)
Reversal of undistributed earnings of associate on its disposal	-	(63,383)
Expenses not deductible for tax purposes and other allowances	42,633	10,644
	144,971	(23,249)

Subject to agreement with the Taxpayer Audit and Assessment Department, losses available for offset against future profits of certain local subsidiaries amount to approximately $11,513,000 (2003 - $15,054,000).

An overseas subsidiary has net operating losses of US$1,041,000 (2003 – US$1,358,000) available for carry forward and offset against future taxable profits.

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

9. Earnings Per Stock Unit

The calculation of earnings per 50 cents ordinary stock unit is based on the Group net profit and 1,199,277,000 ordinary stocks units in issue. The previous year's earnings per stock unit has been revised to take into consideration the bonus share issue during the year.

10. Property, Plant and Equipment

	THE GROUP							
	Freehold Land	Freehold Buildings	Leasehold Property	Machinery & Equipment	Furniture & Fixtures	Motor Vehicles	Capital Work in Progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At Cost or Deemed Cost -								
At 4 May 2003	42,706	1,088,629	33,125	1,250,640	229,522	266,251	35,507	2,946,380
Additions at cost	10,037	14,155	-	61,868	15,084	43,369	156,332	300,845
Translation	439	7,334	446	2,493	783	(706)	23	10,812
Disposals	(9,900)	(59,980)	-	(45,165)	(11,067)	(16,208)	-	(142,320)
Transfers	32,444	(43,959)	-	90,502	12,500	(1,020)	(90,467)	-
At 1 May 2004	75,726	1,006,179	33,571	1,360,338	246,822	291,686	101,395	3,115,717
Depreciation -								
At 4 May 2003	-	395,586	13,834	565,160	120,522	210,025	-	1,305,127
Charge for the year	-	50,781	1,054	68,759	35,659	25,010	-	181,263
Translation	-	(44,900)	267	51,130	689	724	-	7,910
Relieved on disposals	-	(38,539)	-	(41,000)	(11,087)	(12,968)	-	(103,594)
At 1 May 2004	-	362,928	15,155	644,049	145,783	222,791	-	1,390,706
Net Book Value -								
At 1 May 2004	75,726	643,251	18,416	716,289	101,039	68,895	101,395	1,725,011
At 3 May 2003	42,706	693,043	19,291	685,480	109,000	56,226	35,507	1,641,253

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

10. Property, Plant and Equipment (Continued)

	THE COMPANY							
	Freehold Land	Freehold Buildings	Leasehold Property	Machinery & Equipment	Furniture & Fixtures	Motor Vehicles	Capital Work in Progress	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
At Cost or Deemed Cost -								
At 3 May 2003	13,721	489,749	9,718	989,466	202,994	226,142	27,759	1,959,549
Additions at cost	10,037	643	-	54,484	12,891	35,069	117,651	230,775
Disposals	(8,100)	(41,629)	-	(19,143)	(546)	(15,145)	-	(84,563)
Transfers	32,444	-	-	38,368	12,500	2,936	(86,248)	-
At 1 May 2004	48,102	448,763	9,718	1,063,175	227,839	249,002	59,162	2,105,761
Depreciation -								
At 3 May 2003	-	157,503	-	419,232	100,256	181,263	-	858,254
Charge for the year	-	11,240	-	67,568	34,110	19,738	-	132,656
Relieved on disposals	-	(32,593)	-	(18,869)	(546)	(10,493)	-	(62,501)
At 1 May 2004	-	136,150	-	467,931	133,820	190,508	-	928,409
Net Book Value -								
At 1 May 2004	48,102	312,613	9,718	595,244	94,019	58,494	59,162	1,177,352
At 3 May 2003	13,721	332,246	9,718	570,234	102,738	44,879	27,759	1,101,295

Included in the tables above are amounts totalling $620,854,000 for the Group and $299,648,000 for the company representing the previous Jamaican GAAP revalued amounts of freehold land, freehold buildings, and machinery and equipment which have been used as the deemed cost of these assets under the provisions of IFRS 1 (Note 2(f)).

Included in property, plant and equipment for the Group are motor vehicles and equipment with net book value of $9,947,000 (2003 - $18,558,000), which are being acquired under finance leases.

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

11. Investment Properties

	The Group			The Company		
	Land	Freehold Buildings	Total	Land	Freehold Buildings	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Cost or Deemed Cost -						
At 4 May 2003	32,000	29,484	61,484	32,000	22,717	54,717
Additions	-	1,302	1,302	-	-	-
Disposal	-	(2,265)	(2,265)	-	-	-
At 1 May 2004	32,000	28,521	60,521	32,000	22,717	54,717
Accumulated depreciation -						
At 4 May 2003	-	14,485	14,485	-	11,920	11,920
Charge for the year	-	647	647	-	568	568
On disposal	-	(698)	(698)	-	-	-
At 1 May 2004	-	14,434	14,434	-	12,488	12,488
Net book value						
1 May 2004	32,000	14,087	46,087	32,000	10,229	42,229
3 May 2003	32,000	14,999	46,999	32,000	10,797	42,797

The properties, which are carried at cost less accumulated depreciated, were estimated by the Directors to be valued at $193,000,000 (2003 - $189,000,000) for the Group and $168,000,000 (2003 - $160,000,000) for the company.

Rental income and repairs and maintenance expenditure in relation to investment properties amounted to $2,501,000 (2003 - $2,595,000) and $1,452,000 (2003 - $1,452,000) respectively for the Group and the company.

12. Goodwill

	1 May 2004	Restated 3 May 2003
	$'000	$'000
At cost:		
Arising on acquisition of subsidiary	11,393	11,393
Accumulated amortisation	(1,139)	(1,139)
Impairment adjustment	(10,254)	
Closing balance	-	10,254

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

13. Investments

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
Available-for-sale-				
Government of Jamaica securities	99,240	120,371	30,000	120,371
Quoted equities	6,837	2,988	6,837	2,988
Unquoted equities	1,425	1,425	623	623
	107,502	124,784	37,460	123,982
Held-to-maturity -				
Government of Jamaica securities	572,309	-	572,309	-
	679,811	124,784	609,769	123,982

Included in unquoted equities is $802,000, which represents the company's investment in ERI Jam, LLC, a limited partnership, through the company's wholly-owned subsidiary, Energy Associates Limited.

The weighted average effective interest rate on Government of Jamaica securities was 11.85% (2003 – 12.75%)

14. Interest in Subsidiaries

	The Company	
	1 May 2004 $'000	3 May 2003 $'000
Shares at cost	81,964	80,980
Accumulated post acquisition change in net assets at start of year -		
As previously stated	1,046,241	829,228
Effects of IFRS adjustments	(13,853)	10,181
	1,032,388	839,409
Share of profits for the year	183,956	145,423
Share of reserves for the year	7,062	47,556
Accumulated post acquisition change in net assets at end of year (Note 15)	1,223,406	1,032,388
	1,305,370	1,113,368

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

15. Deferred Income Taxes

Deferred income taxes are calculated on all temporary differences under the liability method using an effective tax rate of 33 1/3 %.

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
Deferred tax assets	25,799	31,553	-	-
Deferred tax liabilities	(342,938)	(288,918)	(280,054)	(225,718)
	(317,139)	(257,365)	(280,054)	(225,718)

The movement on the deferred income tax account is as follows:

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
Balance at start of year	(257,365)	(359,556)	(225,718)	(353,390)
Credited to equity	873	-	-	-
(Charged)/credited to profit and loss account (Note 8)	(60,647)	102,191	(54,336)	127,672
Balance as at end of year	(317,139)	(257,365)	(280,054)	(225,718)

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

15. Deferred Income Taxes (Continued)

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
Deferred income tax assets				
Unrealised foreign exchange losses	15,966	40,072	15,966	40,072
Tax losses unused	25,093	31,260	-	-
Other	3,937	5,141	178	1,164
	44,996	76,473	16,144	41,236
Deferred income tax liabilities				
Pension and other post-retirement benefits	41,333	38,633	41,333	38,633
Accelerated tax depreciation	320,802	295,205	254,865	228,321
	362,135	333,838	296,198	266,954

The deferred tax charged/(credited) in the profit and loss account comprises the following temporary differences:

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
Unrealised foreign exchange losses	24,106	(34,022)	24,106	(34,022)
Accelerated tax depreciation	25,597	(5,515)	26,544	(2,166)
Pensions and other post - retirement benefits	2,700	(31,934)	2,700	(31,934)
Tax losses	6,167	30,783	-	-
Undistributed earnings of associated companies	-	(63,383)	-	(63,383)
Other temporary differences	2,077	1,880	986	3,833
	60,647	(102,191)	54,336	(127,672)

Deferred income taxes liabilities have not been provided for on the withholding and other taxes that would be payable on the undistributed earnings of certain subsidiaries to the extent that such earnings are permanently reinvested. Such undistributed earnings totalled $1,223,406,000 (2003 - $1,032,388,000) (Note 14).

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

16. Retirement Benefit Asset/Obligation

Amounts recognised in the balance sheet are as follows:

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
Pension scheme	(153,300)	(144,300)	(129,600)	(121,400)
Other post-retirement benefits	6,800	6,600	5,600	5,500

Pension scheme

The Group participates in a defined benefit scheme, which is open to all permanent employees and administered by an external agency. The plan provides benefits to members based on average earnings for the final two years service or the two years in which the highest salaries of the employee have been earned. The defined benefit scheme is valued by independent actuaries annually using the Projected Unit Credit Method. The latest actuarial valuation was carried out as at 30 April 2004.

The defined benefit asset recognised in the balance sheet was determined as follows:

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
Present value of obligations	415,300	469,200	374,100	427,900
Fair value of plan assets	(920,600)	(619,500)	(829,500)	(565,000)
	(505,300)	(150,300)	(455,400)	(137,100)
Unrecognised actuarial gains	352,000	6,000	325,800	15,700
	(153,300)	(144,300)	(129,600)	(121,400)

Pension plan assets include investment in ordinary stock units of the company with a fair value of $14,641,000 (2003 - $4,600,000).

The movement in the defined benefit asset during the year is as follows:

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
At beginning of year	(144,300)	(236,900)	(121,400)	(217,000)
Amounts recognised in the profit and loss account	13,000	12,700	10,300	11,800
Contributions paid	(22,000)	(20,100)	(18,500)	(16,200)
Refund to the company	-	100,000	-	100,000
At end of year	(153,300)	(144,300)	(129,600)	(121,400)

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

16. Retirement Benefits Asset/Obligation (Continued)

Pension scheme (Continued)

The amount recognised in the profit and loss account is determined as follows:

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
Current service cost	17,000	17,700	14,300	15,200
Interest cost	51,000	53,400	46,200	49,200
Expected return on plan assets	(57,800)	(58,400)	(52,400)	(52,600)
Gains on curtailments and settlements	2,800	-	2,200	-
Total included in staff costs (Note 6)	13,000	12,700	10,300	11,800
Actual return on plan assets	432,200	32,900	391,000	38,000

The principal actuarial assumptions used were as follows:

	1 May 2004	3 May 2003
	$'000	$'000
Discount rate	12.50%	12.50%
Expected return on plan assets	10.00%	10.00%
Future salary increases	8.50%	8.00%
Future pension increases	5.00%	5.00%

Other post-retirement benefits

In addition to pension benefits, the Group offers retirees medical and life insurance benefits. Funds are not built up to cover the obligations under these retirement benefit schemes. The method of accounting and frequency of valuations are similar to those used for the defined benefit pension scheme. In addition to the assumptions used for the pension scheme, the main actuarial assumption is a long term increase in health costs of 11% per year (2003 - 11% per year).

Jamaica Broilers Group Limited

Notes to the Financial Statements

1 May 2004

16. Retirement Benefits Asset/Obligation (Continued)

Other post-retirement benefits (Continued)

The liability recognised in the balance sheet was determined as follows:

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
Present value of obligations	8,600	6,700	7,300	5,600
Unrecognised actuarial losses	(1,800)	(100)	(1,700)	(100)
	6,800	6,600	5,600	5,500

The movement in the liability during the year is as follows:

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
At beginning of year	6,600	6,400	5,500	5,300
Amounts recognised in the profit and loss account	900	700	700	600
Contributions paid	(700)	(500)	(600)	(400)
At end of year	6,800	6,600	5,600	5,500

The amount recognised in the profit and loss account is as follows:

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
Interest cost included in staff costs (Note 6)	900	700	700	600

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

17. Inventories

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
Processed broilers, beef and fish	82,920	121,511	81,575	121,511
Grain and feed ingredients	402,441	186,852	301,779	130,177
Inventories for resale and spares	282,611	281,725	258,766	215,770
Goods in transit and others	45,354	213,089	42,509	192,177
	813,326	803,177	684,629	659,635

18. Biological Assets

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
Poultry	331,250	215,496	194,166	136,460
Fish	56,286	38,616	-	-
Cattle	27,323	17,353	27,323	17,353
	414,859	271,465	221,489	153,813

The movement on biological assets was determined as follows:

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
At start of year	271,465	318,762	153,813	136,471
Increases due to purchases	2,851,756	1,967,192	2,007,773	1,522,320
Decreases due to sales	(2,708,362)	(2,014,489)	(1,940,097)	(1,504,978)
At end of year	414,859	271,465	221,489	153,813

19. Accounts Receivable

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
Trade receivables	539,319	645,608	379,646	516,796
Receivables from directors	5,593	2,744	4,849	2,550
Prepayments	23,943	21,125	15,634	9,956
Other receivables	153,780	481,142	133,330	445,382
	722,635	1,150,619	533,459	974,684
Less: Provision for impairment and doubtful debts	(74,505)	(118,411)	(51,725)	(103,052)
	648,130	1,032,208	481,734	871,632

Included in other receivables at 2003 year end, is $368,000,000 in relation to the sale of the company's investment in its associated company, Capital and Credit Holdings Limited.

20. Related Party Transactions and Balances

(a) Amount due from affiliated companies:

	The Group and The Company	
	1 May 2004	3 May 2003
	$'000	$'000
Portland Corporation Limited	10	-
Jamaica Broilers Employees Trust	19,234	(691)
	19,244	(691)

(b) Transactions and balances with Directors and their connected parties during the year are as follows:

	1 May 2004	3 May 2003
	$'000	$'000
Amounts due from related parties	5,593	3,268
Amounts due to related parties	-	(7,000)
Interest and other expenses paid to related parties	19,340	30,577

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

20. Related Party Transactions and Balances (Continued)

(c) Transactions and balances with Officers during the year are as follows:

	1 May 2004 $'000	3 May 2003 $'000
Loan balances, net	310	4,923
Legal and professional fees	260	240

21. Cash and Short Term Investments

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
Cash at bank and in hand	245,151	174,797	217,308	88,538
Short term investments	255,429	110,299	243,389	109,820
Included in cash and cash equivalents (Note 23)	500,580	285,096	460,697	198,358

The weighted average effective interest rate on short term investments for the year was 7.57% (2003 – 9.61%). These investments have an average maturity of 30 days.

22. Accounts Payable

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
Trade payables	578,439	428,930	476,759	333,782
Accrued charges	241,142	193,948	212,729	166,770
Statutory contributions payable	11,360	11,725	11,360	10,660
Other payables	68,029	71,965	50,689	62,476
	898,970	706,568	751,537	573,688

23. Cash and Cash Equivalents

	1 May 2004 $'000	3 May 2003 $'000
Cash and short term investments (Note 21)	500,580	285,096
Short term borrowings and bank overdraft (Note 25)	(330,421)	(326,008)
	170,159	(40,912)

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

24. Dividends Payable

	The Group and The Company	
	1 May 2004	3 May 2003
	$'000	$'000
Interim dividend declared - 4.5 cents (2003 - 3 cents) per share	53,967	30,839

25. Borrowings

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
Non-Current				
Borrowings	206,372	491,912	155,813	434,240
Finance lease obligations	6,462	9,651	6,462	9,066
	212,834	501,563	162,275	443,306
Current				
Short term borrowings and bank overdraft (Note 23)	330,421	326,008	330,067	299,926
Current portion of non-current borrowings	435,222	175,314	424,331	145,759
	765,643	501,322	754,398	445,685
Total borrowings	978,477	1,002,885	916,673	888,991

Negative pledges have been issued in respect of overdraft facilities and certain short term loans extended by Citibank N.A., National Commercial Bank Jamaica Limited and Bank of Nova Scotia Jamaica Limited.

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

25. Borrowings (Continued)

The Group has long term financing agreements with several financial institutions as follows:

	The Group		The Company	
	1 May 2004 $'000	3 May 2003 $'000	1 May 2004 $'000	3 May 2003 $'000
(a) Citi-Merchant Bank Ltd – 3 year Bond - 20%	200,000	200,000	200,000	200,000
(b) American Banking Company US$2.37M - 1996/2006 - 9%	10,512	9,534	-	-
(c) Citibank N.A. -1999/2004 – 13%	2,684	8,053	2,684	8,053
(d) Citibank N.A. – US$4.5M – 2006 - 4.0%	232,913	328,747	232,913	328,747
(e) Jamaica Exporters Association Limited - US$500,000 - 2005 - 3%	10,432	19,625	10,432	19,625
(f) Bank of Nova Scotia/Development Bank of Jamaica -13%	42,350	10,055	42,350	-
(g) Development Bank of Jamaica 2003/2008 – 8.5%	22,857	44,571	-	-
(h) Bank of Nova Scotia/Export-Import Bank – 12%	78,871	-	78,871	-
(i) Sundry mortgages and loans	37,490	37,734	9,926	15,367
	638,109	658,319	577,176	571,792
Finance lease obligations 2001/2002–2004/2005 – various rates	9,947	18,558	9,430	17,273
	648,056	676,877	586,606	589,065
Less: Current portion of long term liabilities	(435,222)	(175,314)	(424,331)	(145,759)
	212,834	501,563	162,275	443,306

Negative pledges have been issued in respect of loans, guarantees and other banking facilities extended by the Bank of Nova Scotia Jamaica Limited, Citibank N.A., and National Commercial Bank Jamaica Limited to the Group. Guarantees by the holding company on behalf of all subsidiary companies have been provided (Note 31).

The Citi-Merchant Bank Ltd 3 year Bond is guaranteed by promissory notes.

The Development Bank of Jamaica Limited loan is repayable by 21 consecutive quarterly installments commencing March 2003. It is guaranteed by a promissory note to the value of the loan.

The Jamaica Exporters Association Limited loan is guaranteed by National Commercial Bank of Jamaica Limited.

Under the terms of certain agreements with the Bank of Nova Scotia Jamaica Limited and Citibank N.A, the company and the Group are required to maintain certain financial ratios. At 1 May 2004, the company was in compliance with these requirements.

Jamaica Broilers Group Limited

26. Share Capital

	1 May 2004 $'000	3 May 2003 $'000
Authorised -		
1,209,324,000 (2003- 1,038,000,000) Ordinary shares of 50 cents each	604,662	519,000
Issued and fully paid -		
1,199,277,000 (2003 – 1,027,952,000) Ordinary stock units of 50 cents each	599,638	513,976

It was resolved during the year that the authorised share capital of the company be increased to $605,000,000 by the creation of 172,000,000 ordinary shares of 50 cents each, such shares to rank pari passu with the existing ordinary shares of the company. From the authorised shares, 171,325,000 ordinary shares were then issued as bonus shares by the capitalisation of $85,662,000 from retained earnings on the basis of one share for every six stock units held as at 30 May 2003. These shares were then converted to stock units.

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

27. Capital Reserve

	The Group		The Company	
	1 May 2004	3 May 2003	1 May 2004	3 May 2003
	$'000	$'000	$'000	$'000
At beginning of year -				
Share premium	165,499	165,499	165,499	165,499
Realised capital gains	23,869	23,869	23,869	23,869
Unrealised surplus on revaluations	411,084	411,084	411,084	411,084
Reserve on consolidation	25,507	25,507	25,507	25,507
Fair value loss on available-for-sale securities	(222)	-	(222)	-
Gains on translation of financial statements of foreign subsidiaries	213,234	161,826	213,234	161,826
	838,971	787,785	838,971	787,785
Movements during the year -				
Fair value gain on available for sale securities	3,849	(222)	3,849	(222)
Write back of deferred tax realised on sale of property	873	-	873	-
Realised capital gain	8,749	-	8,749	-
Translation gain	6,189	51,408	6,189	51,408
At end of year	858,631	838,971	858,631	838,971
Consisting of -				
Share premium	165,499	165,499	165,499	165,499
Realised capital gains	32,618	23,869	32,618	23,869
Unrealised surplus on revaluations	411,957	411,084	411,957	411,084
Reserve on consolidation	25,507	25,507	25,507	25,507
Fair value gains/(losses) on available-for-sale securities	3,627	(222)	3,627	(222)
Gains on translation of financial statements of foreign subsidiaries	219,423	213,234	219,423	213,234
	858,631	838,971	858,631	838,971

Jamaica Broilers Group Limited

30. Financial Risk Management

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt market prices, foreign currency exchange rates and interest rates. Management seeks to minimise potential adverse effects on the financial performance of the Group by applying procedures to identify, evaluate and manage these risks, based on guidelines set by the Board of Directors.

(a) Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group is primarily exposed to such risks arising from its US Dollar transactions for purchases, and its US Dollar denominated investments. The Group balance sheet at 1 May 2004 includes aggregate net foreign liabilities of approximately US$6,900,000 (2003 – US$6,224,000) in respect of transactions arising in the ordinary course of business.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group has no significant concentrations of credit risk attached to trade receivables as the Group has a large and diverse customer base, with no significant balances arising from any single economic or business sector, or any single entity or group of entities. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Cash transactions are limited to high credit quality financial institutions. A significant level of investments is held in various forms of Government securities.

(c) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. At 1 May 2004, the Group's operating cash flows are substantially independent of changes in market interest rates. However, the Group has significant interest-bearing assets as disclosed in Notes 13 and 21, and interest-bearing liabilities as disclosed in Note 25.

(c) Liquidity risk

Liquidity risk is the risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments. Prudent liquidity risk management includes maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

(d) Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Group manages this risk by ensuring, as far as possible, that financial assets and liabilities are matched to mitigate any significant adverse cash flows.

(e) Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices whether those changes are caused by factors specific to the individual security or its issuer or factors affecting all securities traded in the market. At 1 May 2004, the Group had exposure to market risk, namely through its significant portfolio of interest rate sensitive investments and long- term loans.

Jamaica Broilers Group Limited

Notes to the Financial Statements

1 May 2004

31. *Commitments and Contingencies*

(a) The company has issued a letter of comfort indicating its intention to provide financial support to its subsidiary International Poultry Breeders LLC.

(b) The company had capital commitments at year end of $48,630,000 in respect of projects undertaken (2003 - $nil).

(c) The Group has obligations under long term operating leases for premises. Future minimum lease payments for such commitments are as follows:

	1 May 2004	3 May 2003
	$'000	$'000
Year ending May 2004	-	11,614
2005	4,614	10,267
2006	10,576	10,092
2007	6,266	5,756
Post 2007	5,661	6,899
	27,117	44,628

32. Financial Effects of Transition to International Financial Reporting Standards

The Group adopted International Financial Reporting Standards (IFRS) effective 4 May 2003. Prior to that date, the financial statements of the Group were prepared in accordance with Jamaican Generally Accepted Accounting Principles (JGAAP). The financial statements for the year ended 3 May 2003 (the immediately preceding comparative period) have been restated to reflect the financial position and results under IFRS. The financial effects of conversion from JGAAP to IFRS are as follows:

Jamaica Broilers Group Limited

Notes to the Financial Statements

1 May 2004

32. Financial Effects of Transition to International Financial Reporting Standards (Continued)

(a) Effect on stockholders' equity as at 28 April 2002 (Date of transition to IFRS):

		The Group		
	Note	Previous Jamaican GAAP $'000	Effects of adopting IFRS $'000	IFRS $'000
Non-Current Assets				
Property, plant and equipment	(i)	1,686,219	(47,647)	1,638,572
Investment properties	(i)	-	47,647	47,647
Investments	(ii)	7,432	3,088	10,520
Investment in associates		197,282	-	197,282
Deferred income taxes	(iv)	-	57,118	57,118
Deferred expenditure	(v)	17,852	(17,852)	-
Retirement benefit asset	(vii)	-	236,900	236,900
Current Assets				
Inventories	(vi)	955,042	(318,762)	636,280
Biological assets	(vi)	-	318,762	318,762
Trade and other receivables	(x)	667,021	(16,207)	650,814
Affiliates		13,199	-	13,199
Taxation recoverable		1,612	-	1,612
Cash and short term investments		271,325	-	271,325
		1,908,199	(16,207)	1,891,992
Current Liabilities				
Trade and other payables	(viii)	634,670	12,335	647,005
Taxation payable		56,002	-	56,002
Dividends payable	(ix)	59,964	(25,699)	34,265
Borrowings		401,585	-	401,585
		1,152,221	(13,364)	1,138,857
Net Current Assets		755,978	(2,843)	753,135
		2,664,763	276,411	2,941,174
Stockholders' Equity				
Share capital		428,313	-	428,313
Capital reserve	(ii), (iii)	910,166	(122,381)	787,785
Retained earnings	(ii),(iii),(iv), (v), (vii),	770,677	(24,282)	746,395
		2,109,156	(146,663)	1,962,493
Non-Current Liabilities				
Borrowings		555,607	-	555,607
Deferred income taxes	(iv)	-	416,674	416,674
Post-retirement obligation	(vii)	-	6,400	6,400
		2,664,763	276,411	2,941,174

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

32. Financial Effects of Transition to International Financial Reporting Standards (Continued)

(b) Effect on stockholders' equity as at 28 April 2002 (Date of transition to IFRS):

	Note	The Company Previous Jamaican GAAP $'000	Effects of adopting IFRS $'000	IFRS $'000
Non-Current Assets				
Property, plant and equipment	(i)	1,121,198	(43,365)	1,077,833
Investment property	(i)	-	43,365	43,365
Investments	(ii)	755	3,088	3,843
Investment in associates		197,282	-	197,282
Investment in subsidiaries	(iii)	910,208	10,181	920,389
Deferred expenditure	(v)	16,671	(16,671)	-
Retirement benefit asset	(vi)	-	217,000	217,000
Current Assets				
Inventories	(vi)	683,471	(136,471)	547,000
Biological assets	(vi)	-	136,471	136,471
Trade and other receivables	(xi)	495,451	(17,388)	478,063
Affiliates		13,199	-	13,199
Cash and short term investments		175,574	-	175,574
		1,367,695	(17,388)	1,350,307
Current Liabilities				
Trade and other payables	(viii)	520,015	9,882	529,897
Taxation payable		51,808	-	51,808
Subsidiaries		55,805	-	55,805
Dividends payable	(ix)	59,964	(25,699)	34,265
Borrowings		341,602	-	341,602
		1,029,194	(15,817)	1,013,377
Net Current Assets		338,501	(1,571)	336,930
		2,584,615	212,027	2,796,642
Stockholders' Equity				
Share capital		428,313	-	428,313
Capital reserve	(iii), (iv)	910,166	(122,381)	787,785
Retained earnings	(ii), (iii), (iv), (v), (vi), (viii), (ix)	770,677	(24,282)	746,395
		2,109,156	(146,663)	1,962,493
Non-Current Liabilities				
Borrowings		475,459	-	475,459
Deferred income taxes	(iv)	-	353,390	353,390
Post-retirement obligation	(vii)	-	5,300	5,300
		2,584,615	212,027	2,796,642

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

32. Financial Effects of Transition to International Financial Reporting Standards (Continued)

(c) Effect on stockholders' equity as at 3 May 2003:

	Note	The Group Previous Jamaican GAAP $'000	Effects of adopting IFRS $'000	IFRS $'000
Non-Current Assets				
Property, plant and equipment	(i)	1,688,252	(46,999)	1,641,253
Investment properties	(i)	-	46,999	46,999
Goodwill		10,254	-	10,254
Investments	(ii)	121,927	2,857	124,784
Deferred income taxes	(iv)	-	31,553	31,553
Deferred expenditure	(v)	17,609	(17,609)	-
Retirement benefit asset	(vii)	-	144,300	144,300
Current Assets				
Inventories	(vi)	1,074,642	(271,465)	803,177
Biological assets	(vi)	-	271,465	271,465
Trade and other receivables	(x)	1,043,822	(11,614)	1,032,208
Taxation recoverable		778	-	778
Cash and short term investments		285,096	-	285,096
		2,404,338	(11,614)	2,392,724
Current Liabilities				
Trade and other payables	(viii)	690,549	16,019	706,568
Affiliates		691	-	691
Taxation payable		48,317	-	48,317
Dividends payable	(ix)	66,817	(35,978)	30,839
Borrowings		501,322	-	501,322
		1,307,696	(19,959)	1,287,737
Net Current Assets		1,096,642	(8,345)	1,104,987
		2,934,684	169,446	3,104,130
Stockholders' Equity				
Share capital		513,976	-	513,976
Capital reserve	(iv)	961,574	(122,603)	838,971
Retained earnings	(ii),(iv),(v),(vi),(viii),(ix)	952,426	(3,469)	948,957
		2,427,976	(126,072)	2,301,904
Non-Current Liabilities				
Borrowings		501,563	-	501,563
Deferred income taxes	(iv)	-	288,918	288,918
Post-retirement obligation	(vii)	-	6,600	6,600
Minority interest		5,145	-	5,145
		2,934,684	169,446	3,104,130

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

32. Financial Effects of Transition to International Financial Reporting Standards (Continued)

(d) Effect on stockholders' equity as at 3 May 2003:

	Note	The Company Previous Jamaican GAAP $'000	 Effects of adopting IFRS $'000	 IFRS $'000
Non-Current Assets				
Property, plant and equipment	(i)	1,144,092	(42,797)	1,101,295
Investment properties	(i)	-	42,797	42,797
Investments	(ii)	121,124	2,858	123,982
Investment in subsidiaries	(iii)	1,127,221	(13,853)	1,113,368
Deferred expenditure	(v)	16,064	(16,064)	-
Retirement benefit asset	(vi)	-	121,400	121,400
Current Assets				
Inventories	(vi)	813,448	(153,813)	659,635
Biological assets	(vi)	-	153,813	153,813
Trade and other receivables	(x)	884,790	(13,158)	871,632
Cash and short term investments		198,358	-	198,358
		1,896,596	(13,158)	1,883,438
Current Liabilities				
Trade and other payables	(viii)	561,673	12,015	573,688
Affiliates		691	-	691
Taxation payable		45,915	-	45,915
Subsidiaries		313,034	-	313,034
Dividends payable	(ix)	66,817	(35,978)	30,839
Borrowings		445,685	-	445,685
		1,433,815	(23,963)	1,409,852
Net Current Assets		462,781	10,805	473,586
		2,871,282	105,146	2,976,428
Stockholders' Equity				
Share capital		513,976	-	513,976
Capital reserve	(iii),(iv)	961,574	(122,603)	838,971
Retained earnings	(iii), (iv), (v), (vi), (viii), (ix)	952,426	(3,469)	948,957
		2,427,976	(126,072)	2,301,904
Non-Current Liabilities				
Borrowings		443,306	-	443,306
Deferred income taxes	(v)	-	225,718	225,718
Post-retirement obligation	(vii)	-	5,500	5,500
		2,871,282	105,146	2,976,428

Jamaica Broilers Group Limited
Notes to the Financial Statements
1 May 2004

32. Financial Effects of Transition to International Financial Reporting Standards (Continued)

(e) Effect on net profit for the year ended 3 May 2003:

	Note	The Group		
		Previous Jamaican GAAP	Effects of adopting IFRS	IFRS
		$'000	$'000	$'000
Revenue		6,870,743	-	6,870,743
Cost of sales		(5,281,168)	-	(5,281,168)
Gross Profit		1,589,575	-	1,589,575
Other operating income	(xi)	33,864	83,006	116,870
Distribution costs		(282,982)	-	(282,982)
Administrative and other expenses	(ii),(v), (vi), (vii) ,(viii), (xi)	(1,111,574)	8,345	(1,103,229)
Operating Profit		228,883	91,351	320,234
Finance costs		(87,042)	-	(87,042)
Share of results of associated companies		101,885	-	101,885
Exceptional items	(xi)	183,006	(183,006)	-
Profit before Taxation		426,732	(91,655)	335,077
Taxation	(iv)	(78,940)	102,189	23,249
Profit after Taxation		347,792	10,534	358,326
Minority interest in results of subsidiaries		(5,145)	-	(5,145)
Net Profit Attributable to Stockholders of Holding Company		342,647	10,534	353,181
Dealt with in the financial statements of:				
Holding company		103,632	29,732	133,364
Subsidiaries		164,621	(19,198)	145,423
Associated companies		74,394	-	74,394

32. Financial Effects of Transition to International Financial Reporting Standards (Continued)

Brief description of items of difference:

(i) Properties held by the Group for rental or capital appreciation, and which were previously included in property, plant and equipment have been reclassified to investment properties as required under IAS 40.

(ii) Financial assets are classified as available-for-sale securities under IFRS. Premiums and discounts on acquisition of investment securities were amortised on a straight-line basis over the lives of the securities under previous Jamaican GAAP. Under IFRS, premiums/discounts are amortised using the effective yield method. Under previous Jamaican GAAP, the company and the Group measured all investment securities at the lower of cost and market value. Under IFRS, available for sale securities are measured at fair value and the unrealised gains/losses as a result of the re-measurement of available-for-sale securities to fair value are recognised in capital reserves.

(iii) This reflects the adjustments to the company's share of equity of its subsidiaries due to IFRS adjustments made in those subsidiaries.

(iv) Provision for deferred tax, which was not recognised under previous Jamaican GAAP, is now made in full using the liability method. Deferred tax was recognised as a result of the re-measurement of available-for-sale securities, pension and post retirement benefits, accelerated depreciation, tax losses, unrealised foreign exchange gains/losses and interest receivable and payable.

(v) Items previously categorised as deferred expenditure did not meet the requirements of IFRS, and were written off at the end of 2002.

(vi) As required under IAS 41, biological assets previously included in inventories have been reclassified.

(vii) Retirement benefit assets and obligations, which were not required to be recognised under previous Jamaican GAAP, are now recognised in full. Retirement benefit assets and obligations are determined by independent actuaries using the Projected Unit Credit Method.

(viii) This represents outstanding vacation leave due to employees, which is being accrued as required under IAS 19.

(ix) IAS 10 determines when an enterprise should adjust its financial statements for events after the balance sheet date. Where dividends to holders of equity shares are proposed or declared after the balance sheet date, an enterprise should not recognise those dividends as a liability at the balance date. Accordingly, dividends payable for the years ended 27 April 2002 and 3 May 2003 have been reclassified.

(x) This reflects an adjustment in the provision for impairment of trade receivables. The methodology for determination of impairment provision under IFRS differs from previous Jamaican GAAP. IFRS requires the use of a discounted cash flow methodology taking into account the time value of money.

(xi) Under IFRS, income or expenses are no longer categorised as exceptional items and consequently such income has been transferred to other profit and loss accounts.

33. Subsequent Events

a) Subsequent to the year-end, the company entered into an agreement to sell its investment property at Hope Road for $168,000,000.

b) Subsequent to the year-end, the company acquired the fixed assets of Kingston Hatchery Limited.